EXHIBIT 4(d)

DELPHI CORPORATION LONG-TERM INCENTIVE PLAN

1. PURPOSE OF THE PLAN

     The purposes of the Delphi Long-Term Incentive Award Plan (the “Plan”) are to allow Delphi to provide incentive award programs that attract and retain exceptional employees, to reward and motivate the key employees that are critical for the growth and success of Delphi, and to best align employee interests with those of Delphi stockholders. These purposes are accomplished through the granting of stock-based awards that provide incentives for the creation of stock value (including stock options, restricted stock, restricted stock units, and stock appreciation rights (“SARs”)) with respect to the common stock of Delphi Corporation (“Delphi” or “Corporation”) and cash-based awards that provide rewards for the accomplishment of key long-term strategic objectives which enhance shareholder value.

2. EFFECTIVE DATE AND DURATION OF PLAN

     This Plan becomes effective on the earlier of the first business day immediately following receipt of shareholder approval and June 1, 2004. Awards may be made under this Plan until May 31, 2009.

3. PLAN ADMINISTRATION AND ELIGIBILITY

     (a) The Compensation and Executive Development Committee of the Delphi Corporation Board of Directors (the “Committee”), as from time to time constituted pursuant to the By-Laws of Delphi Corporation (“Delphi,” or the “Corporation”), may, prior to June 1, 2009, authorize award grants to employees. The Committee, in its sole discretion, determines any related performance levels at which different percentages of such awards will be earned, the collective amount for all awards to be granted at any one time, and the individual annual grants with respect to all employees who are members of the Delphi Strategy Board (the “Strategy Board”) and any officer of the Corporation who is not on the Strategy Board but is subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended (a “Section 16 Officer”). The Committee may delegate to the Strategy Board responsibility for determining, within the limits established by the Committee, individual award grants for employees who are not Strategy Board members and not Section 16 Officers.

     (b) Full power and authority to construe and interpret the Plan are vested in the Committee. The Committee determines the selection of employees for participation in the plan and also decides any questions and settles any disputes or controversies that may arise. Any person who accepts any award hereunder agrees to accept as final, conclusive, and binding all determinations of the Committee and the Strategy Board. The Committee has the right, in the case of participants not employed in the United States, to vary from the provisions of the Plan in order to preserve its incentive features.

     (c) Only persons who are employees of the Corporation are eligible to receive an award under the Plan. Subject to such additional limitations or restrictions as may be provided below, the term “employees” means persons (i) who are employed by the Corporation or any “subsidiary” (as such term is defined below), including employees who are also directors of the Corporation or any such subsidiary, or (ii) who accept (or previously have accepted) employment, at the request of the Corporation, with any entity that is not a subsidiary but in which the Corporation has, directly or indirectly, a substantial ownership interest. For purposes of this Plan, the term “subsidiary” means (i) a corporation of which capital stock having ordinary voting power to elect a majority of the board of directors of such corporation is owned, directly or indirectly, by the Corporation or (ii) any unincorporated entity in respect of which the Corporation can exercise, directly or indirectly, comparable control. The rights reserved herein will, among other things, permit the Committee to determine when, and to what extent, individuals otherwise eligible for consideration become employees and when any individual will be deemed to have terminated employment for purposes of this Plan. To the extent determined by the Committee, the term employees will include former employees and any executor(s), administrator(s), or other legal representatives of an employee’s estate.

4. AWARD TYPES

     (a) Definition of Awards. Stock options, restricted stock, restricted stock units, SARs and cash performance awards are all referred to as “Awards” under the Plan.

     (b) Incentive Stock Options. An incentive stock option is intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision, and any regulations promulgated thereunder (including the requirement that the purchase price of the shares of stock under each incentive stock option may be not less than 100% of the fair market value of such stock at the time the option is granted). In accordance with the rules and procedures of the Committee, the aggregate fair market value (determined as of the date of grant) of the stock with respect to which incentive stock options that are granted and held by an employee first become exercisable by such employee during any calendar year under this Plan and all other plans of the Corporation (and any subsidiary or any parent corporation within the meaning of Section 424 of the Code, or any successor provision), may not exceed $100,000 (except that such amount may be adjusted by the Committee as appropriate to reflect any amendment of Section 422 of the Code).

     (c) Nonqualified Stock Options. Except as provided in paragraph 15 (b), the purchase price of the shares of stock under each option may be not less than 100% of the fair market value of such stock at the time the option is granted. Notwithstanding any thing to the contrary contained herein, in no event may the purchase price of the shares of stock under each option be less than the par value of such stock. Fair market value of Delphi common stock will be determined based on the mean of the highest and lowest sales prices as reported for Delphi common stock in The Wall Street Journal, or other similar reference, for the date of grant. A nonqualified stock option is governed by Section 83 of the Code.

     (d) SARs. A SAR is an Award in the form of a right to receive, upon surrender of that right, an amount based on the appreciation in the value of the stock over a base price established in the Award payable in cash or stock or in a combination of cash and stock as determined by the Committee. The base price of the SAR must be equal to or greater than the fair market value of the Delphi common stock on the date of grant (as determined in accordance with paragraph 4 (c) hereof).

     (e) Restricted Stock or Restricted Stock Units. Restricted stock awards are an Award of the shares of the stock of the Corporation that are issued, but subject to restrictions on transfer and/or such other restrictions on the incidence of ownership as the Committee may establish. Restricted stock units are Awards that entitle the recipient to receive shares of Delphi common stock upon satisfaction of certain vesting criteria established by the Committee at the time of grant.

     (f) Cash Performance Awards. Cash performance awards are Awards that provide a cash payment based on the level of performance of the Corporation or any subsidiary (as defined in paragraph 3) relative to one or more performance goals established by the Committee for a performance period of not less than two nor more than five years.

5. DELPHI COMMON STOCK SUBJECT TO THE PLAN

     (a) Overall limits on Stock Grants. Subject to paragraph 15 (c) hereof, the maximum number of shares of Delphi common stock available for issuance under the Plan is 36,500,000. Subject to paragraph 15 (c) hereof, the maximum number of shares of Delphi common stock which may be issued pursuant to grants of restricted stock or restricted stock units is 15,500,000. Any Award granted under this Plan that is forfeited, cancelled, or expired in whole or in part will cause the corresponding number of un-purchased or undelivered shares of stock covered by such Award to be deemed not to be delivered for purposes of determining the maximum number of shares available under this Plan and such shares of common stock will again become available for grant under the Plan. In the event that any option granted under the Plan is exercised through the surrender of shares of Delphi common stock, or in the event that withholding tax liabilities arising from any Award are satisfied by the withholding of shares of Delphi common stock by the Corporation, the number of shares of Delphi common stock available for awards under the Plan will be increased by the number of shares so surrendered or withheld.

     (b) Per Employee Limits on Stock-Based Awards. No employee may be granted options or SARs in any calendar year covering more than 1,000,000 shares of Delphi common stock; and no employee may be granted restricted stock or restricted stock units in any calendar year covering more than 500,000 shares of Delphi common stock for each respective type of Award. These per-employee limitations on Award grants are not affected by the forfeiture, cancellation or expiration of an Award.

     (c) Committee Discretion to Grant Incentive Stock Options or Place Restrictions on Awards. Determinations as to whether the options granted will be incentive stock options, within the meaning of Section 422, or any successor provision, of the Code, or non-qualified options, and as to any restrictions which may be placed on any Awards under the Plan, will be made by the Committee under such procedures as it may from time to time determine.

6. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

     Options and SARs granted under this Plan are subject to the following provisions:

     (a) Vesting and Exercise. Subject to the satisfaction of the conditions precedent set forth under paragraph 10 (b), no option or SAR vests or becomes exercisable prior to the first anniversary of the grant date (or such later date as may be established by the Committee) and after such date will be exercisable only in accordance with the terms and conditions established at the time of grant. As a condition to the exercise of any option or SAR, an employee may, among other things, be required to enter into such agreements as are considered by the Committee to be appropriate and in the best interests of the Corporation, in addition to the employee’s agreement to remain in the continuous employment of the Corporation for a six-month period after exercise of the SAR or option as required by paragraph 11 hereof.

     (b) Option or SAR Term. The expiration date of the option or SAR will be determined at the time of grant, provided that each such option will expire not more than ten years and two days after the date the option was granted or, in the case of an incentive stock option, ten years after the date such option was granted.

     (c) Payment of Exercise Price, Withholding Taxes. All shares purchased upon exercise of any option will be paid for in full at the time of purchase. Such payment will be made in cash, through delivery of Delphi common stock, or a combination of cash and stock. Any shares so delivered will be valued at their fair market value based on the mean of the highest and lowest sales prices as reported in The Wall Street Journal, or other similar reference, for the date of exercise of the option, and, unless the Committee determines otherwise, shall have been held by the Participant for at least six months prior to the date of exercise. If payment of federal, state, and/or local withholding taxes is required in connection with the exercise of an option, the optionee will, at the time of exercise, pay such taxes in cash or stock (including shares obtained from the exercise and delivery of option shares); provided that, to the extent such payment is made through share withholding, such shares shall only be used to the extent necessary to satisfy minimum withholding tax liabilities. To the extent authorized by the Committee, any exercise of an option granted under this Plan alternatively may be made in accordance with any cashless exercise program approved by the Committee.

     (d) Dividends. No holder of any option has any rights to dividends or other rights of a stockholder with respect to shares subject to the option prior to purchase of such shares upon exercise of the option.

7. RESTRICTED STOCK OR RESTRICTED STOCK UNITS

     Restricted stock or restricted stock units granted under this Plan will be subject to the following provisions:

     (a) Link to Delphi Common Stock. Subject to adjustments contemplated under paragraph 15 (c) of this Plan, (i) restricted stock granted hereunder will relate to one share of Delphi common stock (a “Corresponding Share”), and (ii) the value of a restricted stock unit at any time will be the fair market value of the Corresponding Share, determined in accordance with procedures established by the Committee.

     (b) Vesting. Subject to the satisfaction of the conditions precedent set forth under paragraph 10 (b) below and such additional conditions as may be imposed by the Committee, each grant will vest at the time or times determined by the Committee, provided that the Committee, in making such determination, will establish the vesting increments (including their number, amounts, and timing) so as to carry out the purposes of this Plan; and further, provided that no award will vest prior to the first anniversary of the grant date. Within the limitations specified in the preceding sentence, the Committee may, in its sole discretion, modify vesting provisions with respect to the unvested portion of any grant if, in the judgment of the Committee, circumstances outside the control of the Corporation have so changed as to make such modifications necessary or advisable in order to preserve the reward and incentive purposes of this Plan. As a condition to the vesting of all or any portion of a grant, the Committee may require an employee to enter into such agreements as the Committee considers appropriate and in the best interests of the Corporation, in addition to the employee’s agreement to remain in the continuous employment of the Corporation for a six month period after the vesting of any restricted stock unit and issuance of Delphi Common Stock pursuant thereto, or the lapse of restrictions applicable to any shares of restricted stock, as the case may be, as required by paragraph 11 hereof.

     (c) Dividends. With respect to any dividend or other distribution on any Corresponding Shares, the Committee may, in its discretion, authorize current or deferred payments (payable in cash or stock or a combination thereof, as determined by the Committee) or appropriate adjustments to outstanding grants to reflect such dividend or distribution.

     (d) Payment at Vesting, Withholding Taxes. (i) Upon vesting of all or any portion of a grant, the percentage of the grant then vesting will be applied to the total number of restricted stock or restricted stock units then covered by such grant, and the proportionate number of Corresponding Shares so computed, disregarding fractional units, will be paid to such Participant in the form of shares of Delphi stock, or in cash based on the fair market value of the Corresponding Shares on the vesting date, or partly in cash and partly in shares of Delphi common stock as the Committee in its sole discretion will determine. The stock and/or related cash payment, will be delivered, in accordance with procedures to be established by the Committee, and upon satisfaction of the applicable withholding requirements, as soon as practicable after such vesting date. (ii) In the discretion of, and in accordance with procedures to be established by the Committee, Corresponding Shares, or cash of equivalent value, may be designated for, and delivered to, the Corporation in satisfaction of any federal, state and/or local withholding taxes applicable; provided that if shares are withheld to satisfy tax withholding obligations, they shall only be withheld to the extent necessary to satisfy minimum tax withholding.

     (e) Stockholders’ Rights. Unless otherwise determined by the Committee, no holder of a restricted stock unit will have any rights to dividends (other than as provided in paragraph 7(c) above) or other rights of a stockholder with respect to units and Corresponding Shares relating to such grant prior to the delivery of such Corresponding Shares pursuant to the vesting of such grant.

8. CASH AWARDS

     Cash Awards under the Plan are subject to the following conditions:

     (a) Prior to the grant of any target award, the Committee will establish for each such award (i) performance levels related to the enterprise (as defined in paragraph 9 (b)) at which 100% of the award will be earned and a range (which need not be the same for all awards) within which greater and lesser percentages will be earned and (ii) a performance period which will not be less than two nor more than five years. In creating these performance levels and awards payment formulas, the Committee may establish the specific goals based upon or relating to one or more of the business criteria as set forth in paragraph 9 (b).

     (b) The amount related to any final award for each performance period grant paid to any employee will not exceed $7.5 million.

9. ESTABLISHMENT OF PERFORMANCE VESTING CRITERIA

     (a) The Committee may establish performance vesting criteria with respect to all or any portion of a grant of stock options, restricted stock, restricted stock units, and SARs which relate to and are contingent upon the satisfaction of specific goals established by the Committee. The Committee will establish such performance vesting criteria with respect to all cash awards. Such goals may be based upon or relate to one or more of the following business criteria: return on assets, return on net assets, asset turnover, return on equity, return on capital, market price appreciation of Delphi common stock, economic value added, total stockholder return, net income, pre-tax income, earnings per share, operating profit margin, net income margin, sales margin, cash flow, market share, inventory turnover, sales growth, capacity utilization, increase in customer base, environmental health and safety, diversity, and/or quality. The business criteria may be expressed in absolute terms or relative to the performance of other companies or to an index.

     (b) With respect to any Award which is subject to performance vesting, the Committee will establish performance levels for each such award related to the enterprise (as defined below) at which 100% of the award will be earned and a range (which need not be the same for all awards) within which greater and lesser percentages will be earned. The term “enterprise” will mean the Corporation and/or any unit or portion thereof, and any entities in which the Corporation has, directly or indirectly, a substantial ownership interest. The establishment of performance levels by the Committee will occur prior to the lapsing of 25% of the performance period. When establishing performance goals for a performance period, the Committee may exclude any or all “extraordinary items” as determined under U.S. generally accepted accounting principles including, without limitation, the charges or costs associated with restructurings of the Corporation, discontinued operations, other unusual or non-recurring items, and the cumulative effects of accounting changes.

10. DETERMINATION AND PAYMENT OF FINAL AWARDS

     (a) Final Awards. The (i) percentage of the final target award for cash performance awards to be distributed to an employee or (ii) the vesting of all or a portion of restricted stock grant or restricted stock unit, or any other Award whose vesting is based on performance criteria will be determined by the Committee on the basis of the performance levels established for such Award and the performance of the applicable enterprise during the performance period. Following determination of the final payout percentage, the Committee may, upon the recommendation of the Chief Executive Officer, make adjustments to awards granted to Strategy Board members or Section 16 Officers of the Corporation, to reflect individual performance during such period, which for covered officers can only reduce the amount of any potential award. A “covered officer” is any individual whose compensation in the year of the expected payment of an award will be subject to the provision of Section 162(m) of the Code. Adjustments to reflect individual performance to awards granted to employees who are not Strategy Board members and who are not Section 16 Officers may be made by the Strategy Board. No award will be paid to a “covered officer” unless the Committee certifies the performance in writing. Any target award, as determined and adjusted pursuant to this paragraph is herein referred to as a “final award.”

     (b) Conditions Precedent. Except for grants that vest pursuant to paragraph 17, the vesting of each Award grant and/or the payment of final cash performance award (or portion thereof) to an individual employee will be subject to the satisfaction of the following conditions precedent: (i) the employee continue to render services as an employee (unless this condition is waived by the Committee), (ii) the employee refrain from engaging in any activity which, in the opinion of the Committee, is competitive with any activity of the Corporation or any subsidiary (except that employment at the request of the Corporation with an entity in which the Corporation has, directly or indirectly, a substantial ownership interest, or other employment specifically approved by the Committee, will not be considered to be an activity which is competitive with any activity of the Corporation or any subsidiary) and from otherwise acting, either prior to or after termination of employment, in any manner inimical or in any way contrary to the best interests of the Corporation, and (iii) the employee furnish to the Corporation such information with respect to the satisfaction of the foregoing conditions precedent as the Committee will reasonably request. The failure by any employee to satisfy such conditions precedent will result in the immediate cancellation of (i) the unvested portion of any stock option grant, SAR grant, and restricted stock grant previously made to such employee and all restricted stock units still covered by such grant, and/or (ii) cash performance target awards granted to such employee that have not become final awards. Such employee will not be entitled to receive any consideration in respect of such cancellation.

11. REQUIREMENT OF CONTINUED EMPLOYMENT

     In consideration for any option, SAR, restricted stock or restricted stock units, and as a condition to the exercise of the SAR or option, the vesting of any restricted stock unit or the lapse of restrictions applicable to any shares of restricted stock, the employee who receives and accepts the award agrees to remain in the employment of the Corporation for a period of six months after (i) the exercise of the SAR or option or (ii) the vesting of any restricted stock unit and issuance of Delphi common stock pursuant thereto, or the lapse of restrictions applicable to any shares of restricted stock. If, contrary to any such agreement, the employee terminates employment for any reason (unless the employee retires with the prior consent of the Corporation, dies, or terminates after a Change in Control), the employee will pay to the Corporation an amount equal to any gain received as a result of the exercise or vesting.

     The option or SAR exercise gain will be determined by multiplying the difference between the mean of the highest and lowest market price as reported in The Wall Street Journal, or other similar reference, and the exercise price of the option or SAR (without regard to any subsequent market price decrease or increase) by the number of option shares or SARs exercised. The gain of the restricted stock or restricted stock unit will be the cost basis of the award received on the vesting date.

     The gain must be paid by the employee to the Corporation within thirty days of the date of termination. If the gain is not repaid as required, the employee, by accepting the award, consents to a deduction of an amount equal to such gain from any amounts the Corporation owes the employee, including, but not limited to, amounts owed as wages or other compensation, fringe benefits, or vacation pay.

12. TERMINATIONS

     (a) If an employee is dismissed for cause or quits employment at any time, without the prior written consent of the Corporation, except as otherwise determined by the Committee, any Award will terminate on the date of termination of employment.

     (b) Options and SARs. (i) If an employee terminates prior to the first anniversary of the grant date of an option, such option or SAR will terminate on the date of termination of employment. (ii) If an employee retires, and the retirement date is beyond the one-year anniversary of the grant date of the option or SAR, except as otherwise determined by the Committee, such Award will terminate not later than the fifth anniversary of the date of termination of employment or, if earlier, the expiration date of the Award. (iii) If (A) an employee terminates for any other reason other than as set forth in paragraph 12 (a) or the preceding clauses of this paragraph 12 (b), including a termination as a result of death or permanent disability; and (B) the termination date is beyond the one-year anniversary of the date of grant of the option or SAR, such Award will, except as otherwise determined by the Committee, terminate not later than the third anniversary of the date of termination of employment or, if earlier, the expiration date of the Award. (iv) A qualifying leave of absence, determined in accordance with procedures established by the Committee, will not be deemed to be a termination of employment. (v) With respect to any option or SAR which remains outstanding after termination of employment by reason of clause (ii) or (iii) of this paragraph 12 (b), such award will continue to vest in accordance with the terms established at the date of grant.

     (c) Restricted Stock and Restricted Stock Unit Awards. (i) If an employee terminates prior to the first anniversary of the grant date of a restricted stock or restricted stock unit award, such Award will terminate on the date of termination of employment. (ii) If a “qualified termination” of an employee occurs beyond the one-year anniversary of the grant date of the restricted stock or restricted stock unit award, such Award will vest immediately upon the date of termination of employment. With respect to the vesting of any restricted stock units pursuant to this paragraph 12 (c), the Corresponding Shares, will be issued as soon as practicable after vesting.

     (d) Cash Awards. If a “qualified termination” of an employee occurs prior to the end of any cash performance award period, the Committee will determine whether to waive the condition precedent as provided in paragraph 10 (b) and the target award granted to such employee with respect to such performance period will be reduced pro rata based on the number of months remaining in the performance period after the month of such termination, provided the specified performance award has been outstanding for 12 months. The final award for such employee will be determined by the Committee (i) on the basis of the performance levels established for such award and the performance level achieved through the end of the performance period and (ii) in the discretion of the Committee, on the basis of individual performance during the period prior to such termination. A qualifying leave of absence, determined in accordance with procedures established by the Committee, will not be deemed to be a termination of employment but, except as otherwise determined by the Committee, the employee’s target award will be reduced pro rata based on the number of months during which such person was on such leave of absence during the performance period. A target award will not vest during a leave of absence granted to an employee for government service.

     (e) A “qualified termination” for purposes of this paragraph 12 is death, retirement, permanent medical disability or any other termination, as approved by the Committee, albeit not described herein.

13. TRANSFERABILITY

     (a) Except as otherwise determined by the Committee, with the exception of transfer by will or the laws of descent and distribution, no Award will be assignable or transferable and, during the lifetime of the employee, any payment in respect of any Award will be made only to the employee and only an employee may exercise options or SARs, or receive shares of Delphi common stock upon vesting of a restricted stock unit award.

     (b) In the event of death, the executor(s) or administrator(s) of the employee’s estate, or such other person(s) as determined by a court of competent jurisdiction, may receive payment, in accordance with and subject to the provisions of this Plan, provided the executor(s), administrator(s), or other person supplies documentation satisfactory to the Corporation to so act. Upon making such determination, the Corporation is relieved of any further liability regarding any Awards granted to the deceased employee.

14. SOURCE OF STOCK SUBJECT TO AWARDS

     The shares to be delivered upon exercise of an option or SAR or vesting of an award or restricted stock units will be made available, at the discretion of the Board of Directors or a Committee of the Board of Directors as designated by the Board, either from authorized but previously unissued shares or from shares reacquired by the Corporation, including shares purchased in the open market. If shares are purchased in the open market for delivery upon the exercise of an option or SAR or vesting of an award of restricted stock units, they will be held in a treasury account specifically designated for such awards.

15. ADJUSTMENTS FOR EMPLOYEE CHANGE IN STATUS OR CORPORATE TRANSACTIONS

     (a) Promotions. If an employee is promoted during the cash performance award period with respect to any target award, such target award may be increased to reflect such employee’s new responsibilities.

     (b) Corporate Acquisitions. If the Corporation acquires an entity which has issued and outstanding:

(i)	Stock options, restricted stock, restricted stock units, SARs or other rights, the Corporation may substitute an appropriate number of similar Awards under this Plan for options or rights of such entity, including options to acquire shares of Delphi common stock at less than 100% of the fair market price of such stock at the time of grant, as determined by the Committee in its sole discretion; or

(ii)	Long-term cash performance awards, the Corporation may substitute cash performance awards under this Plan in place of such awards, under such provisions consistent with the terms of this Plan, as determined by the Committee, in its sole discretion.

     (c) Other Adjustments for Corporate Transactions. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, extraordinary cash dividend or other similar transaction or other change in corporate structure affecting Delphi common stock, the Committee may, but will not be required to, make such adjustments in the aggregate number of shares which may be delivered under this Plan and the individual annual limits, the number and option price of shares of Delphi common stock subject to outstanding options and the number of shares of Delphi common stock subject to restricted stock units granted under this Plan (provided the number of such shares subject to any Award will always be a whole number), as may be determined to be appropriate by the Committee.

     If the performance levels established for any cash performance award are based on the performance of a specified portion of the enterprise and that portion is sold or otherwise disposed of or reorganized or the employee is transferred to another portion of the enterprise prior to the end of the performance period, the target award granted to such employee with respect to such performance period will be reduced pro rata based on the number of months remaining in the performance period after the month of such event. The final award for such employee will be determined by the Committee (i) on the basis of the performance levels established for such award and the performance level achieved, in the case of a sale, disposition or reorganization of the applicable portion of the enterprise, through the end of the fiscal year during which such event occurs and, in the case of a transfer of the employee, through the end of the performance period and (ii) in the discretion of the Committee, on the basis of individual performance during the applicable period. In addition, in any such case, the Committee may, in its discretion, further adjust such award upward as it may deem appropriate and reasonable.

     (d) The Committee may adjust the performance levels and goals for any performance period as it deems equitable in recognition of unusual or non-recurring events affecting the Corporation, changes in applicable tax laws or accounting principles, or such other factors as the Committee may determine to preserve the incentive features of the this Plan (including, without limitation, any adjustments that would result in the Company paying non-deductible compensation to a Participant).

16. SEPARATE PLANS

     Nothing in the Plan shall be construed to limit the right of the Corporation to establish other plans if and to the extent permitted by applicable law. In addition, to the extent determined by the Committee, any subsidiary may, without regard to the limitations under this Plan, have a separate incentive plan or program. The Committee will have exclusive jurisdiction and sole discretion to approve or disapprove any such plan or program and, from time to time, to amend, modify, or suspend any such plan or program. Individuals eligible for grants under any such plan or program will not be considered employees eligible for grants under this Plan, unless otherwise determined by the Committee. No provision of any such plan or program will be included in or considered a part of this Plan, and any awards made under any such plan or program will not be charged against the aggregate number of shares of stock available for grant under this Plan, unless otherwise determined by the Committee.

17. AWARDS VESTING ON A CHANGE IN CONTROL

     Upon the effective date of any Change in Control of the Corporation as defined in this paragraph all outstanding unvested Awards granted under this Plan will vest and, if cash performance awards, will be paid on a pro-rata basis based on the greater of target award or actual performance. A “Change in Control” will mean the occurrence of one or more of the following events unless a majority of the “Continuing Directors” has specifically approved such event in advance of its occurrence: (a) any “person” or “group” as those terms are used in the Securities Exchange Act of 1934, as amended, other than any employee benefit plan of the Corporation or Delphi or a trustee or other administrator or fiduciary holding securities under an employee benefit plan of the Corporation, is or becomes the current beneficial owner of Delphi voting securities representing 20% or more of the combined voting power of Delphi’s then outstanding securities; (b) during any two-year period, individuals who at the beginning of such period constitute the Board and any new directors whose election to the Board or nomination for election by the Corporation’s stockholders was approved by at least two-thirds of the directors still in office who either were directors at the beginning of the period or whose election was previously so approved (the “Continuing Directors”), cease for any reason to constitute a majority thereof; (c) Delphi merges or consolidates with any other corporation or other entity, other than a merger or consolidation (i) that would result in all or a portion of the voting securities of Delphi outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting securities of Delphi and such surviving entity outstanding immediately after such merger or consolidation or (ii) by which the corporate existence of Delphi is not affected and following which Delphi’s chief executive officer would retain his or her position with Delphi and the Delphi directors would remain on the Board of the Corporation and constitute a majority thereof; (d) Delphi sells or otherwise disposes of all or substantially all of its assets; or (e) the stockholders of the Corporation approve a plan of complete liquidation of Delphi.

18. MISCELLANEOUS

     (a) Unsecured Creditor Status. To the extent that any employee, former employee, or any other person acquires a right to receive future payments or distributions under this Plan, such right will be no greater than the right of a general unsecured creditor of the Corporation. All payments and distributions of Awards to be made hereunder will be paid from the general assets of the Corporation. Nothing contained in this Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind, or a fiduciary relationship between the Corporation and any employee, former employee, or any other person.

     (b) Plan Expenses. The expenses of administering this Plan will be borne by the Corporation.

     (c) Plan Amendment, Modification, Suspension or Termination. The Committee, in its sole discretion, may, at any time, amend, modify, suspend, or terminate this Plan, provided that no such action without the approval of the stockholders will:

(i)	Increase the maximum number of shares or the individual limits, for which, or with respect to which, options, restricted stock or restricted stock units may be granted to employees under this Plan (except as permitted by paragraph 15 (c);

(ii)	Permit the granting of options or SARs under this Plan with an option price of less than 100% of the fair market value of Delphi common stock at the time the options are granted (except as permitted in paragraphs 15 (b) and (c) of this Plan);

(iii)	Permit exercise of the options unless full payment is made at the time of exercise;

(iv)	Extend the period during which an option or SAR may be exercised beyond the termination date established at the date of grant;

(v)	Render any member of the Committee or the Audit Committee of the Delphi Corporation Board of Directors, or any director who is not an employee, eligible to be granted an Award;

(vi)	Reprice any outstanding option or SAR (or cancel and regrant a new option or SAR with a lower exercise price);

(vii)	Adversely affect the rights of an employee with respect to an outstanding Award (except as otherwise permitted by this Plan), and this Plan, as constituted prior to such action, will continue to apply with respect to Awards then outstanding;

(viii)	Increase the limit on the maximum amount of final cash performance awards provided in paragraph 8 (c); or

(ix)	Grant any Award under this Plan after May 31, 2009.

     In addition, shareholder approval shall be obtained for any amendment that would require stockholder approval as a matter of law or under any listing standards or other regulations then applicable to the Delphi common stock.

     (d) Statutes of Limitation and Conflict of Laws. Every right of action by, or on behalf of, the Corporation or by any stockholder against any past, present, or future member of the Board of Directors, officer, or employee of the Corporation or its subsidiaries arising out of or in connection with this Plan will, irrespective of the place where action may be brought and irrespective of the place of residence of any such director, officer, or employee, cease and be barred by the expiration of three years from the date of the act or omission in respect of which such right of action arises. Any and all right of action by any employee (past, present, or future) against the Corporation arising out of or in connection with this Plan will, irrespective of the place where an action may be brought, cease and be barred by the expiration of three years from the date of the act or omission in respect of which such right of action arises. This Plan and all determinations made and actions taken pursuant hereto will be governed by the laws of the State of Delaware, without giving effect to principles of conflict of laws, and construed accordingly.

     (e) Deferral of Awards. The Committee may, in the Award agreement or otherwise, permit a Participant to elect, upon such terms and conditions as the Committee may establish, to defer receipt of shares of Delphi common stock that would otherwise be issued in connection with an Award.